[JACKSON NATIONAL LIFE INSURANCE COMPANY LETTERHEAD]



March 26, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Jackson National Separate Account - I
             File Nos. 333-70472 and 811-08664

Dear Commissioners:

We are filing this Post-Effective Amendment No. 148 under the Investment Company Act of 1940 and Post-Effective Amendment No. 50 under the Securities Act of 1933, and is being made for the above offering under paragraph (b)(1)(vii) of rule 485 as a replicate filing. Its purpose is to reflect the comments of the staff on the template filing (Accession No. 0000927730-07-000313); template relief requested by letter dated December 27, 2007). This amendment does not contain disclosures that would render it ineligible to become effective under paragraph (b) of rule 485. We propose that it becomes effective on March 31, 2008, as indicated on the facing sheet of the amendment. This filing is the second of two prospectuses for the offering of securities. There is only one Statement of Additional Information, which we filed with the first prospectus.

Please call me at (517) 367-3835 if you have any questions. Thank you.

Respectfully,

ANTHONY L. DOWLING

Anthony L. Dowling
Associate General Counsel